UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.              General Identifying Information

1.             Reason fund is applying to deregister (check only one):

☒           Merger

☐            Liquidation

☐            Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐            Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.             Name of fund:  The following series of Nicholas-Applegate Institutional Funds, the registrant, merged: Nicholas-Applegate Emerging Markets Fund, Nicholas-Applegate Global Select Fund, Nicholas-Applegate U.S. Systematic Large Cap Growth Fund, Nicholas-Applegate International Growth Fund, Nicholas-Applegate U.S. Convertible Fund, Nicholas-Applegate U.S. High Yield Bond Fund, Nicholas-Applegate International Growth Opportunities Fund, Nicholas-Applegate U.S. Emerging Growth Fund, Nicholas-Applegate U.S. Small to Mid Cap Growth Fund, Nicholas-Applegate U.S. Micro Cap Fund and Nicholas-Applegate U.S. Ultra Micro Cap Fund.  Nicholas-Applegate International Systematic Fund was separately liquidated, and other series of the registrant have been merged or liquidated in recent years.

3.             Securities and Exchange Commission File No.: 811-07384

4.             Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐            Initial Application                ☒           Amendment

5.             Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

600 West Broadway, 30th Floor

San Diego, CA 92101

6.             Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael McGrath
Vice President, Senior Counsel

Allianz Global Investors Capital LLC
600 West Broadway

San Diego, CA 92101
619-687-2972

7.             Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Allianz Global Investors Capital LLC

600 West Broadway, 30th Floor

San Diego,  CA 92101

800-656-6226

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.             Classification of fund (check only one):

☒           Management company;

☐            Unit investment trust; or

☐            Face-amount certificate company.

9.             Subclassification if the fund is a management company (check only one):

☒           Open-end                              ☐            Closed-end

10.           State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

Delaware

11.           Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Nicholas-Applegate Capital Management LLC

600 West Broadway, 30th Floor

San Diego,  CA 92101

12.           Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Nicholas-Applegate Securities LLC

600 West Broadway, 30th Floor

San Diego,  CA 92101

13.           If the fund is a unit investment trust (“UIT”) provide:

(a)           Depositor’s name(s) and address(es):

(b)          Trustee’s name(s) and address(es):

14.           Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐  Yes           ☒  No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.           (a)           Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes           ☐  No

If Yes, state the date on which the board vote took place:  November 13, 2009

If No, explain:

(b)           Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes           ☐  No

If Yes, state the date on which the shareholder vote took place: March 19, 2010, March 29, 2010, and April 5, 2010

If No, explain:

II.            Distributions to Shareholders

16.           Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes           ☐  No

(a)           If Yes, list the date(s) on which the fund made those distributions:

March 19, 2010:

Nicholas-Applegate Emerging Markets Fund

Nicholas-Applegate Global Select Fund

Nicholas-Applegate U.S. Systematic Large Cap Growth Fund

Nicholas-Applegate International Growth Fund

March 26, 2010:

Nicholas-Applegate International Systematic Fund

April 9, 2010:

Nicholas-Applegate U.S. Convertible Fund

Nicholas-Applegate U.S. High Yield Bond Fund

Nicholas-Applegate International Growth Opportunities Fund

Nicholas-Applegate U.S. Emerging Growth Fund

Nicholas-Applegate U.S. Small to Mid Cap Growth Fund

Nicholas-Applegate U.S. Micro Cap Fund

Nicholas-Applegate U.S. Ultra Micro Cap Fund

(b)           Were the distributions made on the basis of net assets?

☒  Yes           ☐  No

(c)           Were the distributions made pro rata based on share ownership?

☒  Yes           ☐  No

(d)           If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)           Liquidations only:

Were any distributions to shareholders made in kind?

☒  Yes           ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

None.

17.           Closed-end funds only:

Has the fund issued senior securities?

☐  Yes           ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.           Has the fund distributed all of its assets to the fund’s shareholders?

☒  Yes           ☐  No

If No,

(a)           How many shareholders does the fund have as of the date this form is filed?

(b)            Describe the relationship of each remaining shareholder to the fund:

19.           Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes           ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.           Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes            ☒ No

If Yes,

(a)           Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)           Why has the fund retained the remaining assets?

(c)           Will the remaining assets be invested in securities?

☐ Yes            ☐ No

21.           Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes            ☒ No

If Yes,

(a)           Describe the type and amount of each debt or other liability:

(b)           How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request for Deregistration

22.           (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal Expenses:	$155,000
(ii)	Accounting Expenses:	$9,885
(iii)	Other expenses (list and identify separately):
	Proxy Expenses:	$18,811
	Postage, printing and mailing:	$1,285
(iv)	Total expenses (sum of lines (i)-(iii) above):	$184,981

(b)           How were those expenses allocated?  Expenses were not paid by the Funds.

(c)           Who paid those expenses?  The expenses were paid by Allianz Global Investors Fund Management LLC and/or Nicholas-Applegate Capital Management LLC.  Allianz Global Investors Fund Management is the investment adviser and administrator of each of the Surviving Funds.

(d)           How did the fund pay for unamortized expenses (if any)? N/A

23.           Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes            ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.            Conclusion of Fund Business

24.           Is the fund a party to any litigation or administrative proceeding?

☐ Yes            ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.           Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes            ☒ No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.           (a)           State the name of the fund surviving the Merger:

Acquired Fund	Surviving Fund

Nicholas-Applegate Emerging Markets Fund	Allianz NACM Emerging Markets Opportunities Fund, a series of the Allianz Funds

Nicholas-Applegate Global Select Fund	Allianz NACM Global Fund, a series of the Allianz Funds

Nicholas-Applegate U.S. Systematic Large Cap Growth Fund	Allianz NACM Growth Fund, a series of the Allianz Funds

Nicholas-Applegate International Growth Fund	Allianz NACM International Growth Fund, a series of the Allianz Funds Multi-Strategy Trust

Nicholas-Applegate U.S. Convertible Fund	Allianz NACM Convertible Fund, a series of the Allianz Funds Multi-Strategy Trust

Nicholas-Applegate U.S. High Yield Bond Fund	Allianz NACM High Yield Bond Fund, a series of the Allianz Funds Multi-Strategy Trust

Nicholas-Applegate International Growth Opportunities Fund	Allianz NACM International Growth Opportunities Fund, a series of the Allianz Funds Multi-Strategy Trust

Nicholas-Applegate U.S. Emerging Growth Fund	Allianz NACM Emerging Growth Fund, a series of the Allianz Funds Multi-Strategy Trust

Nicholas-Applegate U.S. Small to Mid Cap Growth Fund	Allianz NACM Small to Mid Cap Growth Fund, a series of the Allianz Funds Multi-Strategy Trust

Nicholas-Applegate U.S. Micro Cap Fund	Allianz NACM Micro Cap Fund, a series of the Allianz Funds Multi-Strategy Trust

Nicholas-Applegate U.S. Ultra Micro Cap Fund	Allianz NACM Ultra Micro Cap Fund, a series of the Allianz Funds Multi-Strategy Trust

(b)           State the Investment Company Act file number of the fund surviving the Merger:

Surviving Fund	File Number

Allianz NACM Emerging Markets Opportunities Fund, a series of the Allianz Funds	811-06161

Allianz NACM Global Fund, a series of the Allianz Funds	811-06161

Allianz NACM Growth Fund, a series of the Allianz Funds	811-06161

Allianz NACM International Growth Fund, a series of the Allianz Funds Multi-Strategy Trust	811-22167

Allianz NACM Convertible Fund, a series of the Allianz Funds Multi-Strategy Trust	811-22167

Allianz NACM High Yield Bond Fund, a series of the Allianz Funds Multi-Strategy Trust	811-22167

Allianz NACM International Growth Opportunities Fund, a series of the Allianz Funds Multi-Strategy Trust	811-22167

Allianz NACM Emerging Growth Fund, a series of the Allianz Funds Multi-Strategy Trust	811-22167

Allianz NACM Small to Mid Cap Growth Fund, a series of the Allianz Funds Multi-Strategy Trust	811-22167

Allianz NACM Micro Cap Fund, a series of the Allianz Funds Multi-Strategy Trust	811-22167

Allianz NACM Ultra Micro Cap Fund, a series of the Allianz Funds Multi-Strategy Trust	811-22167

(c)           If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Surviving Fund	File Number	Form	Date Filed

Allianz NACM Emerging Markets Opportunities Fund, a series of the Allianz Funds	333-164017	N-14	02/18/2010

Allianz NACM Global Fund, a series of the Allianz Funds	333-164017	N-14	02/18/2010

Allianz NACM Growth Fund, a series of the Allianz Funds	333-164017	N-14	02/18/2010

Allianz NACM International Growth Fund, a series of the Allianz Funds Multi-Strategy Trust	333-164019	N-14	02/17/2010

Allianz NACM Convertible Fund, a series of the Allianz Funds Multi-Strategy Trust	811-07384	Def 14A	02/12/2010

Allianz NACM High Yield Bond Fund, a series of the Allianz Funds Multi-Strategy Trust	811-07384	Def 14A	02/12/2010

Allianz NACM International Growth Opportunities Fund, a series of the Allianz Funds Multi-Strategy Trust	811-07384	Def 14A	02/12/2010

Allianz NACM Emerging Growth Fund, a series of the Allianz Funds Multi-Strategy Trust	811-07384	Def 14A	02/12/2010

Allianz NACM Small to Mid Cap Growth Fund, a series of the Allianz Funds Multi-Strategy Trust	811-07384	Def 14A	02/12/2010

Allianz NACM Micro Cap Fund, a series of the Allianz Funds Multi-Strategy Trust	811-07384	Def 14A	02/12/2010

Allianz NACM Ultra Micro Cap Fund, a series of the Allianz Funds Multi-Strategy Trust	811-07384	Def 14A	02/12/2010

(d)           If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Nicholas-Applegate Institutional Funds, (ii) he or she is the secretary of the Nicholas-Applegate Institutional Funds, and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS

/s/ Charles H. Field
Name: Charles H. Field
Title: Secretary

Dated:	August 19, 2011